EZJR, Inc.

A Nevada Corporation

_________________________________________________________________________________

P. O. Box 1449, Duluth GA 30096 • Telephone: 678-866-3337 Facsimile: 678-866-2353

January 17, 2013

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Wilson K. Lee

Staff Accountant

Re: EZJR, Inc.

Item 4.01 Form 8-K/A Filed on January 11, 2013 File No. 000-53810

Dear Mr. Lee:

On behalf of EZJR, Inc. (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its comment letter dated January 14, 2013 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K originally filed on December 14, 2012 and subsequently amended on January 11, 2013.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 2 to the Form 8-K (the “Amendment”). For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in its entirety, with the Company’s response set forth immediately under the comment.

FORM 8-K/A FILED ON JANUARY 11, 2013

1. We note that the letter filed as an exhibit to your Form 8-K/A represents the letter required to be sent by your predecessor auditor to you and the Office of the Chief Accountant of the Securities and Exchange Commission confirming the fact that the client-auditor relationship has ceased. This is different from the letter outlined within Rule 304(a)(3) of Regulation S-K which requires a letter addressed to the Commission stating whether your predecessor auditor agrees with the statements made by you within the Item 4.01 8-K filed and, if not, stating the respects in which it does not agree. Please amend your 8-K to file the appropriate letter.

Response: Upon receipt of your comment letter, we immediately contacted our predecessor auditor. They provided us with an Exhibit 16 letter pursuant to Rule 304(a)(3) of Regulation S-K. They stated that they had previously sent us this letter. Unfortunately, we did not have an available copy of this letter, when we filed our original Form 8-K. Our amended Form 8-K/A includes their letter and should satisfy your concerns. Thank you for bringing this to our attention.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EZJR, Inc.
By: /s/ Adam Alred
Adam Alred Principal Executive Officer